UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Interim Financial Statements for the Third Quarter Ended June 30, 2002 of COGNICASE Inc. (with accompanying press release) and its **Management's Discussion and Analysis – "Third Quarter and First Nine Months of Fiscal 2002 versus Third Quarter and First Nine Months of Fiscal 2001"**

COGNICASE Inc.
(translation of registrant's name into English)

111, Duke Street, 9th Floor, Montréal (Québec) Canada H3C 2M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3(b) :

82 - ____________.

Consist of __22____ sequentially numbered pages and additional exhibits.
Exhibit Index appears on page ___ 4 ___.

The following exhibits are filed as part of, and incorporated into, this report on Form 6-K:

No.	Document
1.	Interim Financial Statements for the Third Quarter Ended June 30, 2002 of COGNICASE Inc. (with accompanying press release)
2.	Management's Discussion and Analysis – "Third Quarter and First Nine Months of Fiscal 2002 versus Third Quarter and First Nine Months of Fiscal 2001".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 9, 2002

COGNICASE Inc.

Benoit Dubé
Executive Vice-President,
Chief Legal Officer and
Corporate Secretary

EXHIBIT INDEX

EXHIBIT 1

Interim Financial Statements for the Third Quarter Ended June 30, 2002 of COGNICASE Inc. (with accompanying press release)

FOR IMMEDIATE RELEASE

COGNICASE Announces Third Quarter 2002 Results

- **Revenues increase 30% year-over-year and 13% sequentially**
- **Gross margin expansion to 35%**
- **Discontinue stock option grants for a period of one year**

MONTREAL, Quebec – August 6, 2002 – COGNICASE Inc. (TSX: "COG", NASDAQ: "COGI"), an innovative IT solutions provider specializing in the development and integration of transactional solutions, today announced its results for the third quarter ended June 30, 2002. All amounts are in Canadian dollars.

Revenues for the third fiscal quarter ended June 30, 2002 increased to $138.9 million, up 30% from $106.7 million in the same period last year, representing an increase of 13% on a quarter-to-quarter basis, compared to $123.1 million for the second quarter of fiscal 2002. Earnings before interest, taxes, depreciation and amortization ("EBITDA") reached $13.1 million, a 76% increase over the $7.4 million recorded a year ago and a 13% sequential decrease over the $15.0 million recorded in the second quarter of 2002. The EBITDA margin, despite a difficult market environment, improved to 9% compared to 7% for the same period last year. For the third fiscal quarter, COGNICASE reported net earnings of $5.1 million and earnings per share (EPS) of $0.07 as compared to cash net earnings $2.5 million and cash earnings per share (EPS) of $0.08 for the same period in fiscal 2001.

Revenues for the nine months ended June 30, 2002 increased 25% to $380.0 million, compared to revenues of $304.7 million for the same period last year. For the first nine months of fiscal 2002, EBITDA increased 132% to $41.3 million compared to $17.8 million in the same period one year ago. Net earnings for the first nine months ended June 30, 2002 was $18.8 million and EPS was $0.32 as compared to cash net earnings of $6.6 million and cash EPS of $0.23 for the same period last year.

In accordance with CICA recommendations, the Company stopped recording amortization of goodwill on October 1, 2001. For comparison purposes, earnings information has been provided on both a net earnings and cash net earnings (net earnings before amortization of goodwill) basis.

The Company earlier revised its previous guidance as a result of tighter competition in the Canadian, U.S. and European markets, the social legislation costs of rationalizing its European operations and deferred corporate IT spending. As well, operating margin contribution from some recently acquired companies was lower than expected and is not expected to improve until their full integration toward the end of the fourth quarter.

"Our business and financial fundamentals are still sound," said Ronald Brisebois, COGNICASE Chairman of the Board, President and Chief Executive Officer . "We continued to gain market share and increase revenue despite the weak corporate spending environment. Our ASP-based business model generates high levels of recurring revenues, which is clearly an advantage in the current economic context."

The processing and outsourcing group continued to post positive growth and now accounts for approximately 69% of total revenues, with revenues of $96.0 million, a 27% increase over revenues of $75.7 million for the same period last year. Revenue growth in this division continues to be accompanied by profit growth as operating earnings in this group increased from $7.6 million in the second quarter of fiscal 2002 to $11.2 million this quarter, a 48% increase.

The systems integration group has continued to deliver improved performance as the business has generated growth in both revenues and profits over the same period last year. Revenues for the third quarter of fiscal 2002 were $42.8 million, a 38% increase over revenues of $31.0 million for the same period last year. Operating earnings exhibit a strong fourfold growth from $600,000 in fiscal 2001 to $2.6 million in the third quarter of fiscal 2002. Operating earnings reflect the benefit of strong performance in the public sector vertical and continued diligent management of operations.

Outlook for Fiscal 2002 and Fiscal 2003

For fiscal year 2002, the Company still expects revenues to exceed $500 million, compared to $405.5 million in fiscal 2001. Since the Company has balances of purchase price payable in shares in the future, and because its stock market price decreased recently, the Company has to make an adjustment to the weighted average number of shares outstanding (WANSO), in order to follow Generally Accepted Accounting Principles (GAAP). The forecasted EPS for fiscal year 2002 would have been in the range of $0.32 to $0.39, but because of the above mentioned reasons, EPS forecast will be in the range of $0.28 to $0.35, even if net income in dollars remains as forecasted. In the future, the Company will examine, for each acquired company in respect of which a balance of purchase price remains payable in shares, whether or not it is advisable to substitute payments in shares for cash payments. Such decision will be made as payments become due and in light of all relevant circumstances.

"Our pipeline indicates potential stabilization in the fourth quarter and sales activity has given us confidence that we will achieve continuous growth in the first quarter of 2003," stated Mr. Brisebois. As well, the Company is looking at a variety of options for its underperforming European operations in the near future, if the opportunity arose.

"We are poised for steady, profitable growth as North American market conditions improve. In keeping with the increased emphasis on corporate governance and many changes in accounting rules dictated by the Financial Accounting Standards Board, we have taken the following compliance measures:

- Due to the current price of our shares, we have decided to discontinue stock option grants for a period of one year.
- We are also slowing the rate at which we make new acquisitions, without abandoning this strategy altogether, which allows us to enrich our offering.
- We are currently in negotiations with recently acquired companies for the purchase price balance to be settled in cash rather than in shares for payments due in 2002. "

"We continue to take necessary actions to ensure our company remains financially strong, meets client needs and fulfills commitments to investors. The cost -cutting initiatives we are undertaking and our intense focus on service excellence make COGNICASE more competitive today."

About COGNICASE

COGNICASE (TSX: "COG", Nasdaq: "COGI") is an IT products and services provider specializing in advanced transaction processing and Internet-based applications. Relying on its results-driven approach, its software and technology and its Application Services Technology Centre, COGNICASE offers secure and scalable solutions that contribute to its customers' economic success in the age of the new economy. The Company is active in Canada, the United States, and Europe.

Forward-Looking Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (US), which involve risks and uncertainties. As a result of a number of factors, including factors that the Company may not currently foresee, the Company's actual results could differ materially from those set forth in the forward-looking statements. Certain other factors that might cause the Company's actual results to differ materially from the forward-looking statements include the Company's ability to (i) successfully develop additional products and services and new applications for its existing products and services and otherwise respond to rapid changes in technology, (ii) successfully compete in its industry for customers and developers and other personnel with expertise in information technology, (iii) successfully identify and consummate acquisitions on favorable terms and integrate acquired businesses, (iv) successfully manage its growth and changing business, (v) be awarded contracts under its IS/IT and Preferred Supplier Agreement with the National Bank of Canada, as well as other risks and uncertainties set forth under the heading "Risk and Risk Management" in its 2001 annual report.

– 30 –

For more information, please contact:

COGNICASE
Michelle Courchesne
Executive Vice-President,
Communications, Investor Relations & Human Resources
(514) 228-8928
michelle.courchesne@cognicase.com

COGNICASE Inc.
Consolidated Statements of Earnings
(In thousands of Canadian dollars, except share and per share data)

	Nine months Ended June 30 2002 (Unaudited)	Nine months Ended June 30 2001 (Unaudited)	**Three months Ended June 30 2002 (Unaudited)**	Three months Ended June 30 2001 (Unaudited)
Revenues	**$ 380,037**	$ 304,656	**$ 138,883**	$ 106,703
Operating expenses				
Cost of revenues	**251,737**	212,258	**90,338**	73,332
Selling and administrative expenses	**81,085**	64,148	**32,240**	21,573
Research and development - net of tax credits	**7,096**	10,119	**3,545**	3,638
	339,918	286,525	**126,123**	98,543
Earnings from operations before the undernoted	**40,119**	18,131	**12,760**	8,160
Financial expenses	**19**	648	**99**	429
Loss on foreign exchange	**310**	148	**255**	392
Other expenses (income)	**(1,514)**	147	**(548)**	333
Amortization of capital, intangibles and other assets	**12,227**	7,146	**5,337**	3,194
	11,042	8,089	**5,143**	4,348
Earnings before income taxes and amortization of goodwill	**29,077**	10,042	**7,617**	3,812
Provision for income taxes	**10,274**	3,490	**2,548**	1,320
Earnings before amortization of goodwill	**18,803**	6,552	**5,069**	2,492
Amortization of goodwill (net of future income taxes)	**–**	21,488	**–**	7,543
Net earnings (loss)	**$ 18,803**	$ (14,936)	**$ 5,069**	$ (5,051)
Earnings per share, before amortization of goodwill				
Basic and diluted	**$ 0.32**	$ 0.23	**$ 0.07**	$ 0.08
Net earnings (loss) per share				
Basic and diluted	**$ 0.32**	$ (0.53)	**$ 0.07**	$ (0.16)
Weighted average number of shares outstanding				
Basic	**57 864 526**	28 417 072	**68 977 825**	31 902 552
Diluted	**58 302 442**	28 703 303	**69 418 334**	32 090 142

COGNICASE Inc.
Consolidated Balance Sheets
(In thousands of Canadian dollars)

	June 30 2002 (Unaudited)	September 30 2001
ASSETS		
Current assets		
Cash and cash equivalents	$ **59,076**	$ 38,227
Temporary investments	**197**	10,093
Accounts receivable (note 3)	**151,944**	110,655
Work in process	**21,404**	14,481
Income taxes recoverable	**1,367**	15,076
Prepaid expenses	**5,919**	3,780
	239,907	192,312
Capital assets	**67,555**	42,698
Future income taxes	**20,257**	18,520
Investments	**6,360**	1,701
Goodwill	**595,432**	425,754
Intangibles and other assets	**58,167**	3,303
	$ **987,678**	$ 684,288
LIABILITIES		
Current liabilities		
Bank advances	$ **2,217**	$ 1,887
Accounts payable and accrued liabilities	**85,677**	78,517
Deferred revenue	**23,057**	8,419
Future income taxes	**2,277**	1,432
Current portion of balance of purchase price payable	**18,743**	505
Current portion of long-term debt	**8,111**	4,747
	140,082	95,507
Balance of purchase price payable	**19,455**	–
Long-term debt	**16,045**	6,587
Non-controlling interests	**–**	426
	175,582	102,520
SHAREHOLDERS' EQUITY		
Capital stock	**810,442**	597,687
Retained earnings (deficit)	**11,509**	(7,294)
Cumulative translation adjustment	**(9,855)**	(8,625)
	812,096	581,768
	$ **987,678**	$ 684,288

COGNICASE Inc.
Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

	Nine months Ended June 30 2002 (Unaudited)	Nine months Ended June 30 2001 (Unaudited)	Three months Ended June 30 2002 (Unaudited)	Three months Ended June 30 2001 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net earnings (loss)	$ 18,803	$ (14,936)	$ 5,069	$ (5,051)
Adjustments for :				
Loss on disposal of capital assets	105	103	2	89
Gain on disposal of a subsidiary	(1,069)	-	-	-
Amortization of capital, intangibles and other assets	12,227	7,146	5,337	3,194
Amortization of goodwill	-	22,036	-	7,729
Future income taxes	7,215	(1,561)	5,120	189
Share of losses (earnings) of a company subject to significant influence	(537)	286	(537)	286
Non-controlling interests	(368)	(242)	-	(42)
Decrease (increase) in assets				
Accounts receivable	(4,233)	(20,399)	6,114	751
Income taxes recoverable	12,867	2,538	(1,888)	1,552
Work in process and prepaid expenses	(5,484)	92	(454)	4,829
Other	-	-	(174)	-
Increase (decrease) in liabilities:				
Accounts payable and accrued liabilities	(23,000)	(1,676)	(9,056)	(5,764)
Income taxes payable	-	-	(1,795)	-
Deferred revenue	1,321	555	(3,372)	(5,477)
Net cash flows from (used in) operating activities	17,847	(6,058)	4,366	2,285
CASH FLOWS FROM INVESTING ACTIVITIES				
Decrease (increase) in temporary investments	9,896	-	(197)	-
Purchase of capital assets	(11,093)	(20,745)	(3,464)	(4,498)
Proceeds on disposal of capital assets	88	56	19	6
Business acquisitions - net of cash and cash equivalents acquired	(32,538)	719	(12,174)	657
Proceeds on disposal of a subsidiary - net of cash and cash equivalents disposed	872	-	-	-
Investments	(4,000)	(1,322)	(4,000)	(596)
Other	-	(575)	-	98
Net cash flows used in investing activities	(36,775)	(21,867)	(19,816)	(4,333)
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase (decrease) in bank advances	(4,712)	1,483	(2,731)	(14,522)
Issuance of long-term debt	4,422	4,316	-	1,568
Repayment of long-term debt	(4,665)	(2,339)	(1,201)	(777)
Issuance of capital stock	47,106	36,590	945	34,897
Expenditures related to issuance of capital stock	(3,682)	(1,876)	-	(1,876)
Net cash flows from (used in) financing activities	38,469	38,174	(2,987)	19,290
Increase (decrease) in cash and cash equivalents	19,541	10,249	(18,437)	17,242
Effect of exchange rate changes on cash and cash equivalents	1,308	(596)	1,304	(1,369)
Cash and cash equivalents - beginning of period	38,227	17,286	76,209	11,066
Cash and cash equivalents - end of period	$ 59,076	$ 26,939	$ 59,076	$ 26,939

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim financial statements

The interim financial statements as at June 30, 2002 and for the three and nine months ended June 30, 2002 and 2001 are unaudited and include all adjustments, consisting only of normal recurring accruals, that management considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements; therefore, the interim financial statements should be read in conjunction with the annual financial statements for the year ended September 30, 2001. These interim financial statements have been prepared using the same accounting policies and methods of their application as the annual financial statements for the year ended September 30, 2001.

Business combinations and goodwill and other intangible assets

Effective October 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants' Handbook section 3062, "Goodwill and Other Intangible Assets". This new section requires the use of the non-amortization approach to account for all purchased goodwill and indefinite-lived intangible assets.

In the year of adoption of section 3062, recorded goodwill and intangible assets must be evaluated, which may result in certain intangible assets being reclassified into goodwill or alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. In addition, prior to the end of the fiscal year in which section 3062 is adopted, the Company must complete an evaluation of the fair value of recorded goodwill and indefinite-lived intangible assets existing at the date of adoption, with any transitional impairment loss being charged to retained earnings.

As of June 30, 2002, the Company had allocated its existing goodwill to its reporting units and had completed an initial evaluation of the fair value of such reporting units. Based on the above, the Company has identified reporting units with respect to which goodwill, amounting to approximately $150,000,000, may be impaired. The Company plans to complete its determination of the amount of impairment of goodwill related to such reporting units no later than the end of the current fiscal year.

NOTE 2: BUSINESS ACQUISITIONS

On December 31, 2001, the Company acquired a 100% interest in M3i Systems Inc. ("M3i"), which is a designer and developer of mission critical Real-time Operation Management Systems (ROMS) for energy, telecommunications, and public safety organization, in exchange for total consideration amounting to $34,887,000, consisting of cash of $5,017,000, a balance of purchase price payable in common shares to be issued valued at $14,875,000 and notes payable for $14,140,000 expiring from twelve to forty-eight months after the acquisition date and the insuance of 84,690 common shares valued at $855,000.

On March 14, 2002 the Company acquired a 100% interest in Applied Terravision Systems Inc. ("ATS"), which provides proprietary enterprise e-solutions, focusing on the Application Service Provider (ASP), and business function outsourcing (BFO) delivery models, in exchange for total consideration amounting to $63,393,000, consisting of cash of $6,417,000 and the issuance of 5,933,913 common shares valued at $56,976,000.

On May 8, 2002 the Company acquired a 100% interest in Meta-4 Systems Corporation ("Meta-4"), which provides installation and technical services for mid-range and micro-computer systems and automated teller machines (ATMs) for total consideration amounting to $32,000,000, consisting of cash of $5,000,000, a balance of purchase price of $15,000,000 of cash and $7,000,000 of common shares to be issued expiring from four to twenty-four months after the acquisition date and the issuance of 587,547 common shares valued at $5,000,000.

During the period ended June 30, 2002, the Company acquired 100% interest in 25 other companies ("Other"), which provide strategic consulting services and system integration services, software implementation, data conversion, design and development of a proprietary enterprise resource planning (ERP), applications specialized in treasury systems for foreign exchange, an application that automates and manages recruitment and hiring processes, electric power engineering software, data base solution, integrated solutions for health care establishments, accounting software and solution to the data processing of mutual fund dealer, in exchange for total consideration amounting to $119,082,000, consisting of cash of $25,999,000, a balance of purchase price of $9,701,000 of cash and $39,404,000 of common shares to be issued and the issuance of 5,413,081 common shares valued at $43,978,000.

(In thousands of Canadian dollars)

	M3i	ATS	Meta-4	Other	Total
Current assets	12,374	8,819	3,908	32,238	57,339
Capital assets	9,822	4,959	4,756	4,749	24,286
Future income taxes	540	-	-	1,870	2,410
Other assets	4,544	10,232	9,613	33,213	57,602
Total assets acquired	**27,280**	**24,010**	**18,277**	**72,070**	**141,637**
Current liabilities	12,008	10,350	4,570	26,765	53,693
Long-term debt and capital lease obligations	3,059	1,767	715	5,489	11,030
Future income taxes	-	-	-	63	63
Total liabilities assumed	**15,067**	**12,117**	**5,285**	**32,317**	**64,786**
Net identifiable assets acquired	12,213	11,893	12,992	39,753	76,851
Goodwill	*22,674*	*51,500*	*19,008*	*79,329*	*172,511*
Purchase Price	**34,887**	**63,393**	**32,000**	**119,082**	**249,362**
Less:					
Common shares issued	855	56,976	5,000	43,978	106,809
Balance of purchase price payable	29,015	-	22,000	49,105	100,120
Cash and cash equivalents acquired	2,450	488	1,583	5,374	9,895
Cash paid net of cash and cash equivalents acquired	**2,567**	**5,929**	**3,417**	**20,625**	**32,538**

The Company is currently completing its final review and determination of the purchase price allocation with respect to business acquisitions completed in the fiscal year 2002. More specifically, there may be adjustments to acquired intangible assets, goodwill and future income taxes. Accordingly, the allocation of the purchase price is subject to revision based on the final determination of the fair values of intangible assets acquired, if any, pursuant to such acquisitions.

NOTE 3 : ACCOUNTS RECEIVABLE

(In thousands of Canadian dollars)

	June 30 2002	September 30 2001
Trade accounts	103,679	85,465
Tax credits receivable	37,489	19,046
Other	10,776	6,144
	151,944	110,655

NOTE 4: CAPITAL STOCK

Pursuant to the filing of a prospectus dated December 14, 2001, the Company issued 4,400,000 common shares in Canada for gross cash proceeds of $10.10 per share. The net proceeds to the Company amounted to $42,001,000 after deducting underwriting commissions and other expenses totalling $2,439,000 net of future income taxes of $1,243,000.

NOTE 5: OUTSTANDING SHARES DATA

As of July 31, 2002, the Company had 62,763,813 common shares and 4,212,932 options outstanding. As of June 30, 2002, the Company has completed twenty-five acquisitions under which capital stock, valued at $66,354,000, will be issued from three to forty-eight months after the acquisition dates.

NOTE 6: SEGMENTED INFORMATION

(In thousands of Canadian dollars, except per share data)

	Nine months ended June 30, 2002 (Unaudited)				Nine months ended June 30, 2001 (Unaudited)			
	Processing Services & Outsourcing *	Systems Integration **	Reconciliation Entries	Consolidated	Processing Services & Outsourcing *	Systems Integration **	Reconciliation Entries	Consolidated
Revenues from external customers	254,692	125,345	-	380,037	218,718	85,938	-	304,656
Earnings (loss) from Operations (1)	32,447	7,672	-	40,119	20,209	(1,177)	(901)	18,131
Earnings (loss) before amortization of goodwill	14,433	3,417	953	18,803	9,996	(2,110)	(1,334)	6,552
EPS diluted (2)	0.25	0.06	0.01	0.32	0.35	(0.07)	(0.05)	0.23

	Three months ended June 30, 2002 (Unaudited)				Three months ended June 30, 2001 (Unaudited)			
	Processing Services & Outsourcing *	Systems Integration **	Reconciliation Entries	Consolidated	Processing Services & Outsourcing *	Systems Integration **	Reconciliation Entries	Consolidated
Revenues from external customers	96,047	42,836	-	138,883	75,706	30,997	-	106,703
Earnings (loss) from Operations (1)	11,162	2,556	(958)	12,760	7,558	585	17	8,160
Earnings (loss) before amortization of goodwill	4,212	1,152	(295)	5,069	3,748	(127)	(1,129)	2,492
EPS diluted (2)	0.06	0.02	(0.01)	0.07	0.12	-	(0.04)	0.08

(1) Earnings (loss) from operations before financial expenses (income), loss (gain) on foreign exchange, other expenses (income) and amortization of capital, intangibles and other assets.

(2) Earnings (loss) per share, before amortization of goodwill.

(3) On October 1, 2001 the Company reorganized its corporate structure into two operating units. Therefore, management identified two reportable segments, being Processing Services & Outsourcing and Systems Integration. Consequently, comparative figures have been reclassified in order to comply with this new reporting basis.

* Processing Services & Outsourcing unit includes business process outsourcing, application development outsourcing, and financial processing services and solutions.

** Systems integration unit includes project-oriented consulting and systems integration services.

NOTE 7: COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to comply with the new basis of presentation.

NOTE 8: SUBSEQUENT EVENT

Following the third quarter ended June 30, 2002, the Company has made offers to the vendors of recently acquired companies to settle the balance of purchase price in cash rather than shares for payments due in fiscal year 2002. These shares payments due in 2002 represent $11,540,000. Accordingly, there may be adjustments to the capital stock at fiscal year end 2002.

EXHIBIT 2

Management's Discussion and Analysis – "Third Quarter and First Nine Months of Fiscal 2002 versus Third Quarter and First Nine Months of Fiscal 2001".

Management's Discussion and Analysis

Third Quarter and First Nine Months of Fiscal 2002 versus Third Quarter and First Nine Months of Fiscal 2001

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with COGNICASE Inc.'s (the "Company") consolidated financial statements, and accompanying notes, for the third quarters of 2002 and 2001 and with the Management's Discussion and Analysis and notes to the consolidated financial statements appearing in the Annual Report for the fiscal year ended September 30, 2001. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles. The Company's fiscal year end is September 30 and all amounts included herein are in Canadian dollars, unless specified otherwise.

Overview

COGNICASE is an IT products and services provider specializing in financial solutions, advanced transaction processing and Internet-based applications. Relying on its results-driven approach, its software and technology and its Application Services Technology Centre, COGNICASE offers secure and scalable solutions that contribute to its customers' economic success in the age of the new economy. The Company is active in Canada, the United States and Europe.

Period-to-Period comparisons

A variety of factors may cause period-to-period fluctuations in the Company's operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Forward-Looking statements

The statements in this discussion that are not historical statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Furthermore, the Company has made in the past and may make in the future other written or oral forward-looking statements, including statements regarding future operating performance, short and long-term revenue and earnings growth, backlog and the value of new contract signings, and industry growth rates and its performance relative thereto.

Any forward-looking statements may rely on a number of assumptions concerning future events and be subject to a number of uncertainties and other factors, many of which are outside the Company's control, which could cause actual results to differ materially from such statements. These include, but are not limited to, the Company's ability to (i) successfully develop additional products and services and new applications for its existing products and services and otherwise respond to rapid changes in technology, (ii) successfully compete in its industry for customers and developers and other personnel with expertise in information technology, (iii) successfully identify and consummate acquisitions on favourable terms and integrate acquired businesses, (iv) successfully manage its growth and changing business, and (v) obtain contracts under its IS/IT and Preferred Supplier Agreement with the National Bank of Canada, as well as other risks and uncertainties set forth in the Company's Annual Report and Annual Information Form for its 2001 fiscal year. The Company is not obligated to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Results of Operations

The following table sets forth the dollars and percent of revenues represented by selected items in our statements of operations for the three-month and nine-month periods ended June 30, 2002 and 2001.

(in thousands of Canadian dollars)

	Third Quarter				First Nine Months			
	2002		2001		2002		2001	
Revenues	138,883	100%	106,703	100%	380,037	100%	304,656	100%
Cost of revenues	90,338	65%	73,332	69%	251,737	66%	212,258	70%
Selling & administrative	32,240	23%	21,573	20%	81,085	21%	64,148	21%
Research & Development	3,545	3%	3,638	3%	7,096	2%	10,119	3%
Earnings from operations (1)	12,760	9%	8,160	8%	40,119	11%	18,131	6%
Amortization of long-term assets	5,337	4%	3,194	3%	12,227	3%	7,146	2%
Provision for income taxes	2,548	2%	1,320	1%	10,274	3%	3,490	1%
Amortization of goodwill	-	0%	7,543	7%	-	0%	21,488	7%
Net earnings (loss)	5,069	4%	(5,051)	-5%	18,803	5%	(14,936)	-5%
Cash net earnings (2)	5,069	4%	2,492	2%	18,803	5%	6,552	2%

(1) : Earnings before financial expenses (income), loss (gain) on foreign exchange, other expenses (income) and amortization of capital assets and other long-term assets.

(2) : Before goodwill amortization, net of income taxes

Revenues

In the third quarter of fiscal 2002, revenues increased 30.2% to $138.9 million, from $106.7 million in the third quarter of fiscal 2001. This growth is attributable primarily to the inclusion of the results of businesses acquired during the last twelve months.

For the first nine months of fiscal 2002, the Company's total revenues increased 24.7%, or $75.4 million, over the same period last year.

Cost of Revenues
During the third quarter ended June 30, 2002, the Company's cost of revenues as a percentage of revenues decreased to 65.0% from 68.7% for the same period last year. This decrease reflects the improvement in the cost of revenue structure resulting from business acquisitions, as well as a higher proportion of sales in software, maintenance and ASP revenues, which have a higher margin contribution.

For the same reasons, cost of revenues decreased from 69.7% to 66.2% for the first nine months of fiscal 2002 compared to fiscal 2001.

Selling and Administrative Expenses
As a percentage of revenues, selling and administrative expenses increased to 23.2% in the third quarter of fiscal 2002, from 20.2% in the same period of fiscal 2001. This increase is primarily attributable to the cost structure of businesses recently acquired. The Company has started implementing rationalization and integration plans which results will be fully reflected in the last quarter of the current fiscal year.

For the first nine months of fiscal 2002, selling and administrative expenses increased to 21.3% of revenues from 21.1% for the same period last year.

Research and Development Expenses (R&D)
R&D expenses, net of tax credits, for the third quarter of fiscal 2002 decreased from $3.6 million to $3.5 million compared to the third quarter of fiscal 2001. As a percentage of revenues, R&D decreased to 2.6% from 3.4% for the same period last year. In fiscal 2002, the Company has rationalized R&D spending to focus on core competencies. This decrease is also consistent with the Company's acquisition strategy toward acquiring transaction processing and solutions-oriented businesses.

R&D expenses for the first nine months of fiscal 2002 decreased to $7.1 million from $10.1 million in fiscal 2001.

Amortization of Capital Assets and Other Long-term Assets
Amortization of capital assets and other long-term assets for the third quarter of fiscal 2002 increased by $2.1 million to $5.3 million compared to $3.2 million for the same period last year. This increase is primarily attributable to acquisitions closed after June 30, 2001 for which a portion of the purchase price has been allocated to licenses and other technology assets.

For the first nine months of fiscal 2002, amortization of capital assets and other long-term assets increased to $12.2 million, or 3.2% of revenues, from $7.1 million, or 2.3% of revenues in 2001.

Provision for Income Taxes
The provision for income taxes, as a percentage of earnings before taxes and amortization of goodwill, represents 35.3% in 2002 compared to 34.8% in 2001.

Amortization of Goodwill
In July 2001, CICA issued Handbook Section 1581, "Business Combinations" and Section 3062, "Goodwill and Other Intangible Assets". Section 1581 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. This section also broadens criteria for recording intangible assets separately from goodwill. With the adoption of Section 3062, recorded goodwill and intangible assets are evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill, or alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles are not amortized, but instead are reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceeds their fair value. The Company adopted this section for all acquisitions effective July 1, 2001.

The adoption of Section 3062 allows the Company to use the non-amortization approach for goodwill related to business combinations initiated prior to July 1, 2001 and reduces annual goodwill amortization by approximately $29.3 million net of future income taxes. Goodwill amortization was $7.5 million in the third quarter, and $21.5 million for the first nine months, of fiscal 2001.

In accordance with the new standards, the Company has completed the transitional impairment test for goodwill that existed on July 1, 2001. The impairment on the goodwill balance resulting from adoption of the new standards is estimated to be up to $150 million. This reduction in goodwill will be charged to opening retained earnings in the fourth quarter of fiscal 2002, thereby not effecting EBITDA or net earnings in the current fiscal year.

Due to the introduction of these new sections, the Company is currently completing its final review and determination of the purchase price allocation, with respect to business acquisitions completed after June 30, 2001. More specifically, there may be adjustments to acquired intangible assets, goodwill, amortization and future income taxes. Accordingly, the allocation of the purchased price is subject to revision based on the final determination of the fair values of intangible assets acquired pursuant to such acquisitions. These purchase price allocations will be completed concurrently with the implementation of Section 3062 during the current fiscal year.

Segment Results

The Company's activities are organized into two operating units: i) Processing Services and Outsourcing; and ii) Systems Integration.

The Processing Services and Outsourcing unit includes business process outsourcing, IT solutions outsourcing, and energy and financial processing services and solutions. The business process outsourcing services focuses on providing enterprise resource and relationship management, including payroll, human resources and time management solutions, as well as on customer relationship management and electronic bill presentment and payment solutions. The IT solutions outsourcing services draws on the complementary nature of its project delivery and sales force expertise to provide application outsourcing, e-commerce applications and business intelligence solutions. The energy processing services and solutions include ASP services and software products specialized to this industry. The financial processing services and solutions include financial software products, as well as secure hosting and network and telecommunications infrastructure.

The Systems Integration unit provides project-oriented consulting and systems integration and services.

Revenues for the Processing Services and Outsourcing unit increased 26.9% to $96.0 million in the third quarter of fiscal 2002, compared to $75.7 million in the third quarter of fiscal 2001. The higher revenues mainly reflect the contribution from business acquisitions completed in 2002, principally in energy and financial processing. Earnings from operations increased to $11.2 million in the third quarter of 2002 from $7.6 million in 2001, representing 11.6% of revenue in fiscal 2002 and 10.0% in fiscal 2001.

For the nine-month period ended June 30, 2002, revenues in this business segment increased by 16.4% to $254.7 million, from $218.7 million for the same period last year. Earnings from operations increased to $32.4 million, representing a 60.6% increase over the $20.2 million in the first nine months of fiscal 2001.

The Systems Integration unit reported revenues of $42.8 million in the third quarter of fiscal 2002, compared to $31.0 million in the third quarter of fiscal 2001. Revenue growth represented 38.2%, due to continued contract wins and business acquisitions completed after June 30, 2001. This segment recorded earnings from operations of $2.6 million in 2002 compared to $585,000 in 2001. This improvement was due mainly to the increase in the revenue base and effective cost management.

For the first nine months of fiscal 2002, Systems Integration revenues increased by 45.9% to $125.3 million, from $85.9 million for the same period last year. Earnings from operations increased to $7.7 million, or 6.1% of revenues in fiscal 2002, compared to an operating loss of $1.2 million for the first nine months of 2001.

Financial Condition, Liquidity and Capital Resources

As at June 30, 2002, the Company has a strong balance sheet with cash, cash equivalents and temporary investments totalling $59.3 million, and working capital of $99.8 million, compared to $48.3 million and $96.8 million, respectively at the end of fiscal 2001.

In the third quarter of fiscal 2002, operating activities generated net cash of $4.4 million, compared to $2.3 million in fiscal 2001, reflecting the growth in net earnings, partially offset by a larger use of funds from the change in working capital accounts.

Cash flows generated by operating activities in the first nine months of 2002 amounted to $17.8 million, reflecting the growth in net earnings and the decrease of future income taxes.

Investing activities used net cash of $19.8 million in the third quarter of fiscal 2002 consisting of business acquisitions of $12.2 million, purchase of capital assets of $3.5 million and investments of $4.0 million.

For the first nine months of fiscal 2002, investing activities used cash of $36.8 million, compared to $21.9 million for the same period last year. Investing activities consisted primarily of business acquisitions of $32.5 million and purchase of capital assets of $11.1 million. Temporary investments of $9.9 million were cashed and reinvested into a cash-equivalent vehicle.

During the three-month period ended June 30, 2002, financing activities used $3.0 million for debt repayment and reimbursement of bank advances. Financing activities generated $38.5 million during the first nine months of the current fiscal year. On December 21, 2001, the Company completed a public offering totalling 4,400,000 common shares at a price of $10.10 per share. The aggregate net cash proceeds raised pursuant to this public offering amounted to $42.6 million. Financing activities also comprised debt repayment for $4.7 million during the same period.

The Company has never declared or paid dividends and currently intends to continue to reinvest its earnings in development and growth.

The Company considers that the cash generated from operations, current cash and cash equivalents and existing credit facilities will be sufficient to meet operating requirements throughout fiscal 2002. In the longer term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financings.

Risks and Risk Management

The risks and uncertainties discussed below are in addition to those contained in the Company's Annual Report and Annual Information Form for its 2001 fiscal year.

In the normal course of its operations, COGNICASE becomes involved in various claims and litigation. COGNICASE maintains, and regularly updates on a case-by-case basis, casualty provisions for such items when the expected loss is both probable and can be reasonably estimated. Although COGNICASE considers such provisions to be adequate for these matters, the final outcome with respect to actions outstanding or pending as at the date hereof, or future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on COGNICASE's financial position or results of operations in a particular quarter or fiscal year.

The IT services and software industry is highly competitive and is characterized by rapid technological change, shifting client preferences and new product development. The Company's strategy is to develop emerging specialty practices to fuel its growth and compensate for the maturity of certain activities.

The Company's growth has been based on internal growth and strategic acquisitions. Acquired businesses must be successfully combined with those of the Company to achieve the anticipated benefits. Moreover, the management of rapid growth requires, among other things, increased marketing activities, the hiring of personnel, and stringent management and financial controls. The success of the Company is also dependent upon its ability to continue to attract, retain, train and motivate qualified personnel at all levels of the organization.

The Company expects that its international activities will continue to account for a significant portion of its business, mainly through its foreign subsidiaries. However, since most of the Company's subsidiaries and business units transact mainly in their respective local currencies, fluctuations in the value of the Canadian dollar relative to foreign currencies are not expected to have a material adverse effect on operating results. The Company also intends to hedge currency risks in the future.

The Company has historically offered and will continue to offer a portion of its business solutions to customers on fixed-price, fixed-time frame contracts. These contracts generally may not be terminated unilaterally by the Company. Although the Company often relies on its proprietary tools and methodologies and its past project experience to reduce the risks associated with estimating, planning and performing the fixed-price projects, the Company generally bears the risk of cost overruns and inflation on these projects.